FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the proxy statement filed on Form 6-K on June 28, 2007, have been adopted, as follows:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler and Ronen Zavlik and to elect Messrs. Amir Ohad, Joshua Zoller and Dan Hoz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	To approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: August 9, 2007